The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF

     This Letter of Transmittal is for use by registered shareholders (‘‘Bema Shareholders’’) of common shares (‘‘Bema Shares’’) of Bema Gold Corporation (‘‘Bema’’ or the ‘‘Company’’) in connection with the proposed transaction (the ‘‘Transaction’’) involving Kinross Gold Corporation (‘‘Kinross’’), that is being submitted for approval at the special meeting of Bema Shareholders to be held on January 30, 2007 (the ‘‘Meeting’’). Bema Shareholders are referred to the Notice of Special Meeting and Management Proxy Circular dated December 22, 2006 (the ‘‘Circular’’) prepared in connection with the Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

     The Transaction is anticipated to close in early February, 2007. At the Effective Time, Bema Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Bema Share, 0.4447 of a common share (a ‘‘Kinross Share’’) of Kinross and Cdn$0.01 in cash.

     In order to receive the appropriate number of Kinross Shares and a cheque representing the cash payment that a Bema Shareholder is entitled to receive under the Transaction, Bema Shareholders are required to deposit the certificates representing Bema Shares held by them to Kingsdale Shareholder Services Inc. (the ‘‘Depositary’’). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Bema Shares deposited for payment of the consideration pursuant to the Transaction.

     No fractional Kinross Shares will be issued to any Bema Shareholder in connection with the Arrangement. If a Bema Shareholder is entitled to a fractional share representing 0.5 or more of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded up to the nearest whole Kinross Share. If a Bema Shareholder is entitled to a fractional share representing less than 0.5 of a Kinross Share, the number of Kinross Shares to be issued to that Bema Shareholder will be rounded down to the nearest whole Kinross Share.

     The Transaction will be immediately taxable to a Bema Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada), unless such Bema Shareholder files a tax election form (duly executed by Kinross) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Bema Shareholder who qualifies as an ‘‘Eligible Holder’’ (as such term is defined in the Circular) and wish to make a tax election, you may request a tax election package by completing Box F in this Letter of Transmittal.

     Bema Shareholders who do not deliver their Bema Share certificates and all other required documents to the Depositary on or before the date which is six years after the Effective Date shall lose their right to receive Kinross Shares and cash for their Bema Shares.

TO:	KINGSDALE SHAREHOLDER SERVICES INC., at the office set out herein
AND TO:	BEMA GOLD CORPORATION
AND TO:	KINROSS GOLD CORPORATION

     Please read the Circular and the instructions set out below before carefully completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Bema Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

     In connection with the Transaction being considered for approval at the Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Bema Shares, details of which are as follows:

Number of Bema Share(s) Represented
Certificate Number(s)	Name(s) in which Registered	by Certificate

TOTAL:

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

     It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Bema Shares deposited herewith (the ‘‘Deposited Shares’’) and following the Effective Time of the Transaction, the Depositary will deliver to the undersigned certificates representing the Kinross Shares that the undersigned is entitled to under the Transaction, and a cheque issued by the Depositary representing the amount of cash the undersigned is entitled to receive, or hold such shares and cheque for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

     The undersigned holder of Bema Shares represents and warrants in favor of Bema and Kinross that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the consideration is paid, none of Bema and Kinross, or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the business day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Transaction.

     Except for any proxy deposited with respect to the vote on the Special Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

     The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

     Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     The undersigned instructs Kinross and the Depositary to mail the certificate(s) representing the Kinross Shares that the undersigned is entitled to under the Transaction, and cheque representing payment for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificate(s) for Kinross Shares and cheque for pick-up, in accordance with the instructions given below.

     If the Transaction is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Bema.

     It is understood that under no circumstances will interest accrue or be paid on the consideration payable in respect of the Deposited Shares in connection with the Transaction.

     By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Bema Shares pursuant to the Transaction through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussign´e, le soussign´e et les destinataires sont pr´esum´es avoir requis que tout contrat attest´e par ceci et son acceptation au moyen de la pr´esente lettre d’envoi, de mˆeme que tous les documents qui s’y rapportent, soient r´edig´es exclusivement en langue anglaise.

BOX A	BOX B
PAYMENT AND DELIVERY INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

[] ISSUE CHEQUE AND KINROSS SHARES IN THE NAME OF:

To be completed ONLY if the cheque and Kinross Shares to which the undersigned is entitled under the Transaction is to be sent to someone other than the person shown in Box A or to an address other than the address shown on Box A

(please print or type)

[] Same address as Box A; or
(Name)

(Street Address and Number)	(Name)

(City and Province or State)
(Street Address and Number)

(Country and Postal (Zip) Code)

(City and Province or State)
(Telephone — Business Hours)

(Social Insurance, Social Security Number or	(Country and Postal (Zip) Code)
Tax Identification Number)

BOX C — SPECIAL PICK-UP INSTRUCTIONS

[] HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT
THE EXCHANGE TOWER, 130 KING STREET WEST, SUITE 2950, TORONTO, ONTARIO M5X 1E2

BOX D	BOX E
DELIVERY INSTRUCTIONS	TO BE COMPLETED BY ALL BEMA SHAREHOLDERS
(in the event the Transaction is not completed)	BY SELECTING ONE BOX BELOW.

Indicate whether or not you are a U.S. Shareholder or are
TO BE COMPLETED BY ALL BEMA SHAREHOLDERS	acting on behalf of a U.S. Shareholder.
BY SELECTING ONE BOX BELOW.
[] The owner signing above represents that it is not a U.S.
Shareholder and is not acting on behalf of a U.S.
[] Mail Certificate(s) to (please fill in address for mailing):	Shareholder.

OR

[] The owner signing above is a U.S. Shareholder or is
acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Bema Shareholder that is either
(1) providing an address in Box ‘‘A’’ or Box ‘‘B’’ that is
OR	located within the United States or any territory or
possession thereof or (2) a U.S. person for United States
[] Hold certificate(s) for pick-up at the office of the Depositary	federal income tax purposes.
listed in Box C.
If you are a U.S. Shareholder or are acting on behalf of a
U.S. Shareholder, then in order to avoid backup
withholding you must complete the Substitute Form W-9
included below or otherwise provide certification that you
are exempt from backup withholding, as provided in the
instructions.

BOX F

TAX DEFERRAL ELECTION

[] Check this box if the beneficial owner of the deposited Bema Shares represented by the certificates listed in Box A, (1) is an Eligible Holder (defined below), and (2) would like to make the joint tax election with Kinross described in the ‘‘Tax Election Procedure for Bema Shareholders Subject to Canadian Taxation’’ section at page 24 of the Circular. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary, together with the appropriate election forms.

The joint tax election can only be made by beneficial owners of Bema Shares who are Eligible Holders. No joint tax election will be made with any other persons.

An ‘‘Eligible Holder’’ means a beneficial holder of Bema Shares immediately prior to the Effective Time, who is a resident of Canada for purposes of the Income Tax Act (Canada) (the ‘‘Tax Act’’) (other than a person who is exempt from tax under Part I of the Tax Act), or a partnership any member of which is a resident of Canada for purposes of the Tax Act (other than a person who is exempt from tax under Part I of the Tax Act).

If you are requesting a tax instruction letter, please respond to the following statements by checking the appropriate box:

Yes No

[] [] The undersigned is a partnership
[] [] The undersigned intends to file an election in Quebec

BOX G — SIGNATURE GUARANTEE	BOX H — SIGNATURE

Signature guaranteed by	Dated: ________________________________
(if required under Instruction 3):

(Signature of Bema Shareholder or authorized representative)

Authorized Signature

(Signature of any joint holder)

Name of Guarantor (please print or type)

(Name of Shareholder)

Address (please print or type)

(Name of Authorized representative)

Area Code and Telephone Number

BOX I

SUBSTITUTE FORM W-9

To be completed by U.S. Residents/Citizens only (See Instructions at Instruction 8)

Under penalties of perjury, I certify that;

1.

The social security or other taxpayer indemnification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me and have so indicated by writing ‘‘Applied For’’ in the space below for social security or taxpayer identification number),

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the ‘‘IRS’’) that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Bema Shareholder)	(Date)

__________________________________________________________
(Social Security or taxpayer identification number)

NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE BEMA WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION SUBJECT TO TAX TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE ‘‘APPLIED FOR’’ IN THE SPACE FOR THE
‘‘SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER’’ IN BOX I.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number

(Signature of Bema Shareholder)	(Date)

INSTRUCTIONS

1.      Use of Letter of Transmittal

(a)	Bema Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Bema Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Bema Shares and all other required documents is at the option and risk of the Bema Shareholder, and delivery will be deemed effective only when such documents are actually received. Bema recommends that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Bema Shareholders whose Bema Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Bema Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	Kinross reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.      Signatures

          This Letter of Transmittal must be completed and signed by the holder of Bema Shares or by such holder’s duly authorized representative (in accordance with paragraph 4 below of these Instructions).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque and/or certificate(s) representing Kinross Shares are to be issued to a person other than the registered owner(s):

	(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

3.      Guarantee of Signatures

          If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Bema Shares or if the payment is to be issued in a name other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (see below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An ‘‘Eligible Institution’’ means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.      Fiduciaries, Representatives and Authorizations

          Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Bema, Kinross or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.      Delivery Instructions

          All certificate(s) and cheque(s) to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box ‘‘A’’ and delivered to the address indicated in Box ‘‘A’’ (unless Box ‘‘B’’ has been checked). If any certificate(s) and cheque(s) are to be held for pick-up at the offices of the Depositary, complete Box ‘‘C’’. If neither Box ‘‘A’’ nor Box ‘‘B’’ is completed, any new certificate(s) and cheque(s) issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Bema. Any certificate(s) or cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.      Lost Certificates

          If a certificate representing Bema Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Bema Shares will respond with replacement requirements (which may include bonding requirement) for payment of the consideration in accordance with the Transaction.

7.      Return of Certificates

          If the Transaction does not proceed for any reason, any certificate(s) for Bema Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box ‘‘D’’, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Bema.

8.      Important Tax Information for U.S. Shareholders

          United States federal income tax law generally requires that a U.S. Shareholder who receives Kinross Shares and cash in exchange for Bema Shares provide the Depositary with his correct Taxpayer Identification Number (‘‘TIN’’), which, in the case of a holder of Bema Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received (in Kinross Shares and cash) hereunder. In the event the backup withholding amount with respect to the holder of Bema Shares exceeds the amount of cash otherwise payable to such holder hereunder, Kinross and the Depositary will be permitted to sell sufficient Kinross Shares otherwise deliverable to such holder, to permit the appropriate backup withholding amount to be remitted to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

          To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

          Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write ‘‘Exempt’’ in Part 2 of such form, and sign and date the form. For additional instructions see the ‘‘Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9’’ (the ‘‘W-9 Guidelines’’) that follow these instructions.

          If Bema Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

          If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write ‘‘Applied For’’ in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in

this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made (in Kinross Shares and cash) to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

          If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

          A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL AND CASH ELECTION FORM OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS (IN KINROSS SHARES AND CASH) MADE TO SUCH HOLDER PURSUANT TO THE TRANSACTION.

9.      Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Bema Shares, additional certificate numbers and number of Bema Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Bema Shares are registered in different forms (e.g., ‘‘John Doe’’ and ‘‘J. Doe’’) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Bema Shares will be accepted and no fractional Kinross Shares will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	Any questions should be directed to the Depositary at 1-866-381-4105 or by e-mail to contactus@kingsdaleshareholder.com.

Office of the Depositary, Kingsdale Shareholder Services Inc.

By Mail	By Registered, by Hand or by Courier
The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950	130 King Street West, Suite 2950
P.O. Box 361	Toronto, Ontario
Toronto, Ontario M5X 1E2	M5X 1C7

North American Toll Free Phone:
1-866-381-4105
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272